

May 18, 2020

Lawrence Angelilli
Chief Financial Officer
MoneyGram International Inc
2828 N. Harwood St., 15th Floor
Dallas, Texas 75201

> **Re: MoneyGram International Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Form 10-Q for the Quarterly Period Ended March 31, 2020**
> **Filed February 28, 2020 and May 1, 2020**
> **File No. 1-31950**

Dear Mr. Angelilli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Managements Discussion and Analysis of Financial Condition and Results of Operations
EBITDA, Adjusted EBITDA, Adjusted Free Cash Flow and Constant Currency, page 35

1. Please tell us your consideration of beginning the reconciliation of Adjusted Free Cash Flow with net cash provided by operating activities. Please refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8

2. Please tell us your consideration of disclosing information about all investing and financing activities that affect recognized assets and liabilities but that do not result in

cash receipts or cash payments during each year presented. Please refer to ASC 230-10-59-3.

Note 9 - Debt, page F-24

3.   We note the Second Lien Credit Agreement contain various imitations that, among other things, restricts your ability to pay dividends and making other restricted payments. Please tell us your consideration describing the most significant restrictions on the payment of dividends, indicating their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e)(1) of Regulation S-X.
.

Notes to the Consolidated Financial Statements
Note 18 - Related Parties, page F-44

4.   We note your disclosure that you entered into a multiple element arrangement with Ripple. Please provide us with a specific and comprehensive discussion of how you concluded it was not necessary to allocate any of the proceeds from the SPA to the commercial agreement.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Financial Statements
Note 1 - Description of the Business and Basis of Presentation, page 6

5.   Please tell us your consideration of including an affirmative statement that the interim financial statements includes all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please refer to Instruction 2 to Item 8-03 of Regulation S-X,

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services